S.L. REED & COMPANY
SCHEDULE II – COMPUTATION OF DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2016

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k) (2)(ii).

See accompanying financial statements.